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                                        April 21, 2005


VIA EDGAR

Pamela A. Long
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 05-10
Washington, D.C. 20549-0510

Re.     Tractor Supply Company
        Form 10-K for the fiscal year ended December 25, 2004
        File No. 000-23314

Dear Ms. Long:

        On March 10, 2005, Tractor Supply Company, a Delaware corporation ("Tractor Supply Company" or the "Company"), filed its Form 10-K for the fiscal year ended December 25, 2004 (the "Form 10-K") with the Securities and Exchange Commission (the "Commission"). This letter is in response to your letter to Calvin B. Massmann dated March 30, 2005, in which you, on behalf of the Commission and its staff (the "Staff"), requested additional information in connection with the Company's Form 10-K. The discussion below keys the Company's responses to the comments and requests for additional information set forth in your March 30, 2005 letter. Concurrently with the filing of this letter, we will file an amendment to the Company's Form 10-K on Form 10-K/A in response to the Staff's comments.

ITEM 9A

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

COMMENT 1: We note your disclosure that your principal executive officer and principal financial officer concluded that the controls and procedures "were not effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures were also not effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

RESPONSE: The Company has revised Item 9A to confirm that the principal executive officer and principal financial officer concluded that the disclosure controls and procedures were not effective to

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Pamela A. Long
U.S. Securities and Exchange Commission
Division of Corporate Finance
April 21, 2005
Page 2


ensure that information required to be disclosed with regard to lease accounting in the Form 10-K was accumulated and communicated to Tractor Supply Company management, including the principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

COMMENT 2: We note a material weakness in the company's internal controls was identified and that previously issued financial statements were restated. Revise to disclose, if true, that no additional remediation is necessary to cure the material weakness. Otherwise, disclose any additional steps that the company plans to take to cure the material weakness. In addition, disclose when the material weakness first began.

RESPONSE: The Company has revised Item 9A to confirm that no additional remediation is necessary to cure the material weakness identified in the Form 10-K. The material weakness identified was due solely to the Company's methods of accounting for leases and leasehold improvements. As a result of the February 7, 2005 letter from the Office of the Chief Accountant of the Commission to the American Institute of Certified Public Accountants, the Company reviewed its lease-related accounting methods and determined that its lease-related accounting methods were not in accordance with generally accepted accounting principles. After a review of all store leases, management determined that the earliest lease impacted by the lease-related accounting method was dated April 1988.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

COMMENT 3: We note your disclosure on page 29 that the Company's internal control over financial reporting is "designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements." Please revise to state, if true, that the controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives, not that they are designed to provide reasonable assurance to management.

RESPONSE: The Company has revised "Management's Report on Internal Control over Financial Reporting" to confirm that its controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives.

        The Company acknowledges that (i) Tractor Supply Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Tractor Supply Company may not assert staff comments as a defense in an proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Pamela A. Long
U.S. Securities and Exchange Commission
Division of Corporate Finance
April 21, 2005
Page 2


        If you have any questions or comments regarding the Company's responses to your comments, please do not hesitate to call me at (615) 366-4608. You may also contact me by facsimile at (615) 277-4608.

                                               Sincerely yours,


                                               /s/ Calvin B. Massmann
                                               ----------------------
                                               Calvin B. Massmann